UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6/1/02

For the Month of June 2001

NORTH PACIFIC GEOPOWER CORP.

(Name of Registrant)

#411-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. **Annual Information Form dated June 25, 2001.**

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F_____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

North Pacific GeoPower Corp.: SEC File No. 0-31220
(Registrant)

Date June 26, 2002: By ____________________
Kenneth MacLeod, President and CEO

Item 1.

NORTH PACIFIC GEOPOWER CORP.

ANNUAL INFORMATION FORM

June 24, 2002

Item 2: Corporate Structure

2.1 Name and Incorporation

North Pacific GeoPower Corp. (the "Company" or "North Pacific") was incorporated in British Columbia, Canada, by Memorandum and Articles on January 18, 1985 under the name "287421 B.C. Ltd.". Pursuant to a series of Special Resolutions passed by the Company's shareholders, the Company changed its name to "Tara Pacific Resources Ltd." by Certificate of the Registrar of Companies dated March 5, 1985, to "TP Resources Ltd." by Certificate of the Registrar of Companies dated July 28, 1987, to "Crew Natural Resources Ltd." by Certificate of the Registrar of Companies dated September 28, 1988, to "South Crofty Holdings Ltd." by Certificate of the Registrar of Companies dated October 3, 1994, and to "North Pacific GeoPower Corp." by Certificate of the Registrar of Companies dated December 5, 2001, with an authorized share capital of 300,000,000 shares without par value.

North Pacific's principal place of business is at #411, 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, telephone number 604-662-3338, and telecopier number 604-646-6603.

North Pacific's shares are listed for trading on the TSX Venture Exchange (the "TSX") – trading symbol "NPP".

2.2 Subsidiaries

North Pacific owns 100% of Meager Creek Development Corporation, a private company incorporated in British Columbia.

Item 3: General Development of the Business

3.1 Three Year History

In 1995, the Company acquired control of South Crofty Plc, the owner of a producing tin mine located in Cornwall, England. Subsequently, through a series of fundings and a takeover offer, the Company acquired 94.6% of South Crofty Plc. The mine was closed in August of 1997 as a result of substantial losses being incurred. South Crofty Plc then embarked on an orderly program to liquidate the mining assets, which was completed in the fiscal year ended February 29, 2000, and the Company disposed of its interest in South Crofty Plc, which was completed in the fiscal year ended February 28, 2001.

3.2 Significant Acquisition

On November 22, 2001, North Pacific shareholders approved the acquisition of Meager Creek Development Corporation ("MCDC") and, effective December 5, 2001, North Pacific acquired all of the issued shares of MCDC from Crew Development Corporation ("Crew") for 97,378,558 common shares of North Pacific. MCDC is the Lessee of the Geothermal Lease granted June 15, 1994 by the Ministry of Energy, Mines and Petroleum Resources, Province of British Columbia.

3.3 Trends

Not applicable.

Item 4: Narrative Description of the Business

4.1 General

The Company, through its wholly-owned subsidiary MCDC, is in the process of conducting a resource confirmation program to determine the economic viability of obtaining the commercial production of electricity from the resource held under the Geothermal Lease.

Meager Creek Development Corporation

North Pacific acquired MCDC from Crew in December 2001 for 97,378,558 common shares of North Pacific.

Concurrently with the acquisition of MCDC, Crew purchased 16,700,000 shares of North Pacific, at $0.12 per share. All of the North Pacific shares held by Crew have been placed in a Surplus Escrow with the TSX, to be released in equal tranches of 5%, at six month intervals, commencing November 2002 until November 2003, and, thereafter, in equal tranches of 10%, at six month intervals, for a period of 48 months. Upon raising the funds to drill two production diameter wells, with the consent of the TSX, the shares would be retroactively placed in a Value Escrow, which would provide that the shares be released as at 10% as at November 2001 and 15% being released in equal tranches at six month intervals thereafter.

MCDC is the Lessee of the Geothermal Lease granted June 15, 1994 by the Ministry of Energy, Mines and Petroleum Resources, Province of British Columbia.

Location, Description and Acquisition

The Geothermal Lease which comprises 1,968 hectares is located approximately 160 kilometres ("km") north of Vancouver, British Columbia, in an undeveloped mountainous area. Access is via highway from Vancouver to Pemberton, followed by 25 km of sealed provincial highway, 36 km of secondary gravel logging roads, and 18 km of gravel roads that necessitate the use of four-wheel drive vehicles during adverse weather conditions. The Geothermal Lease expires December 17, 2017 and may be renewed for an additional 20 years.

The *Geothermal Resources Act* of British Columbia provides for an undefined royalty payable to the Province of British Columbia (the "Crown"), and the Geothermal Lease includes a clause that provides for a royalty agreement if any electricity is produced from the Geothermal Lease and sold. The amount of the royalties, if any, is subject to negotiation between MCDC and the Crown. The annual Geothermal Lease rental is $19,680. The Geothermal Lease is subject to a royalty of 5% of the net proceeds received from the sale of electrical power produced from the Geothermal Lease after deducting operating costs and capital expenditures. The royalty was granted to the original vendors of the Geothermal Lease in 1992, and assigned as at March 1, 2000. A 1¼% royalty is held by Cypress Consulting Services Ltd., a 1¼% royalty is held by CGE Clean Energy Corp., and a 2½% royalty is held by Red Oak Holdings Limited.

The Crown will terminate the Geothermal Lease if it cancels or withdraws the surface tenure ("Licenses of Occupation") provided to MCDC for the area of the Geothermal Lease. In addition, the Geothermal Lease may be terminated at the discretion of the Crown for failure of MCDC to carry out the terms of the Geothermal Lease or the *Geothermal Resources Act* of British Columbia.

MCDC holds two Licenses of Occupation from the Crown in respect to the Geothermal Lease, both of which are in good standing (1) License No. 234740 (being for a term of 26 years commencing December 17, 1991, and (2) License No. 236486 (being for a term of 10 years commencing June 30, 1997). The Licenses of Occupation can be cancelled if any number of events occur, the most significant being if the Crown, in its sole discretion, requires the land for its own use or considers it to be in the public interest to cancel. In addition, if MCDC should fail to observe or perform any of the covenants in a License of Occupation, the Crown has the right to cancel the License of Occupation.

The Company is contingently liable for the site restoration of the geothermal property under the terms of the regulation of the Petroleum and Natural Gas Act of the Province of British Columbia. A term deposit held by the Company in the amount of $150,000 supports the required deposit.

The right to develop the Meager Creek geothermal resource will be granted only after North Pacific has satisfied all regulatory requirements and has addressed any environmental issues and public concerns.

The primary legislation in this respect is the Environmental Assessment Act. Relevant to the Meager Creek Geothermal Project, this legislation states that reviewable projects include hydroelectric power plants, thermal electric power plants or other power plants that will have a rated capacity of 50 MW or more of electricity.

The assessment process is conducted by the Environmental Assessment Office (EAO), which establishes a Project Committee with representation from relevant federal, and provincial government regulatory agencies, regional and local governments and local First Nations. The Project Committee initiates a potential three-stage process to review a Project Approval Certificate Application (PACA) from North Pacific and submits its recommendations to the responsible Ministers for a decision. A review of this system is to be completed in 2002 with the objective of further streamlining the process.

Geothermal Energy

Geothermal resources come in five forms: hydrothermal fluids, hot dry rock, geopressured brines, magma and ambient ground heat. Of these five, only hydrothermal fluids have been developed commercially for power generation.

Commercially viable geothermal resources for electrical power generation are found only in very few countries where underground water comes sufficiently close to hot molten rock to be superheated (180°C or more). For example, most countries on the Pacific Ocean's "ring of fire," except Canada, have developed electric power generation from geothermal energy sources.

The majority of electricity generated by geothermal energy utilizes high temperature resources and flash steam technology. In these systems, the superheated water is drawn from deep wells by natural hydrostatic pressure and piped to a separation tank. The atmospheric pressure in the tank is adjusted to cause the water to vaporize – or "flash" – to steam. The steam then drives conventional turbines to produce electricity. This system is proposed for the Meager Creek project.

History of Geothermal Power

In 1904, Italy became the first country to generate electrical power from geothermal energy at Larderello, where 13 plants currently generate 390 megawatts (MW). The Geysers geothermal field in northern California has been generating electric power for 40 years. Iceland produces 70% of its energy needs from geothermal sources.

Geothermal energy is a very important component of the electrical energy supply in California, Hawaii, New Zealand, Central America, Indonesia, the Philippines, Malaysia, Italy and Iceland. Twenty-one countries generate 8,600 MW of electricity from geothermal resources and more than 11,000 thermal MW are being used in more than 27 countries for direct-use applications such as aquaculture, greenhouse operations, and industrial drying systems for foodstuffs and building materials.

Geothermal energy is the United States' second largest grid-connected renewable electricity source, after hydropower. More than 2,700 MW of electric power is produced in the U.S. from geothermal energy - enough to provide electricity to 3.5 million homes. California's geothermal power plants produce over 5% of California's total electricity.

Geothermal electricity plants (GEPs) are extremely reliable and have a Load capacity utilization of over 95%, versus 60% for hydro dams. Unlike gas or oil power plants, GEPs require no fuel to operate and thus are unaffected by fluctuations in fuel prices. GEPs can continuously generate electricity at extremely low costs per kilowatt-hour.

According to data recently released by the U.S. Geothermal Energy Association, the production of geothermal energy has expanded 50% over the past decade, with more than 47 million people worldwide being served by this renewable power source.

Resource Definition

Geothermal energy is natural heat energy stored within the earth's crust at accessible depth. In certain areas of the earth, economic concentrations of heat energy result from a combination of geological conditions which allows water to penetrate into hot rocks at depth, which in turn becomes heated, and circulates to a near surface environment. In these settings, commercially viable extraction of the geothermal energy and its conversion to electricity becomes possible and a "high-grade geothermal resource" is present.

There are four major components (or factors) to a geothermal resource:

1. heat source and temperature – The economic viability of a geothermal resource is related to the amount of heat generated. The higher the temperature, the more valuable the geothermal resource is.
2. fluid – A geothermal resource is commercially viable only when the system contains water and/or steam as a medium to transfer the heat energy to the surface.
3. permeability – The fluid present underground must be able to move. In general, significant porosity and permeability within the rock formation are needed to create a viable reservoir.
4. depth – the cost of development increases with depth, as does resource temperatures. Closeness of the reservoir to the surface is therefore a key factor in the economic valuation of a geothermal resource.

Exploration

In order to assess the potential geothermal resource, a variety of geological, geochemical and geophysical investigation techniques are employed. For example, subsurface temperatures are measured by drilling, detailed gravity and magnetic measurements. Yield models of the underground geologic structure, water, rock and soil chemistry will provide information on the depth and hydraulic conductivity of the reservoir, and measurements of the earth's electrical resistivity assist in defining possible zones of hot water and/or the hydrothermally altered rocks that typically overlie a thermal aquifer.

Production

The energy necessary to operate a geothermal power plant is typically obtained from at least several production wells which are drilled using established technology similar to that employed in the oil and gas industry. Production wells are typically located within 2 km of the power plant. Wells are also needed to inject most of the spent and cooled geothermal water back underground.

Geothermal Power Plants

Geothermal power plants fall into two general categories. A direct-steam plant uses steam directly (either from dry steam wells or separated from water under pressure) to drive turbines connected to generators. A binary power plant uses a heat transfer system to transfer the heat energy from hot water (and/or steam) to a working fluid with a lower boiling temperature than water. Binary systems are mostly employed at medium-grade resources (with temperatures below about 180°C). Some projects employ combinations of direct-steam and binary systems.

Environmental Benefits

Geothermal energy is a clean renewable energy with almost zero emission of greenhouse and acid-rain gases. Practically no waste is generated. After extraction of heat energy from geothermal fluids, all remaining gases and liquids are re-injected to the ground. Geothermal energy projects involve minimum disturbance to the surface and the underground rock formation.

Exploration and Development History of the Meager Creek Property

Although there are many "hot springs" in Canada, none are nearly as hot or have been as extensively explored and evaluated as Meager Creek. Exploration for geothermal resources in the vicinity of the Meager Mountain complex began in late 1973, based on the existence of surface hot and warm springs in the area. Reconnaissance work funded by the federal government through the Geological Survey of Canada identified a near surface thermal anomaly along Meager Creek.

Surface exploration using geological, geophysical and geochemical techniques continued during the late 1970s and early 1980s, funded by BC Hydro, a provincial Crown corporation. Sixteen slim holes were drilled within the project area to depths ranging from 60 metres (m) to 1,140m. Five of the slim holes encountered temperatures greater than 100°C, with a maximum temperature of 202°C being encountered in well M7 at a depth of 367m.

Based on the encouraging results from the shallow, slim hole-drilling program, three deep, full diameter wells (8 inches at bottom) were drilled during 1981-82. The first deep well, MC-1, was drilled to 2,500m. Wells MC-2 and MC-3 were both drilled to 3,500m. All these wells were drilled from the same site, but directionally drilled to the northwest, northeast and west, respectively.

Temperatures up to 275°C were encountered in the deep wells and well MC-1 flowed unassisted. From November 1982 until the summer of 1984, steam was provided intermittently to a 20 kilowatt demonstration plant provided to BC Hydro by the Electric Power Research Institute (EPRI).

While these results were technical successes, the water flows from the three large diameter wells were short of commercial viability. BC Hydro subsequently suspended development of alternative energy projects, including geothermal, due to the abundance of existing low-cost hydroelectric energy and the availability of low-priced fossil fuels, combined with the economic recession of the early 1980s.

In 1988, MCDC was formed and acquired the geothermal rights through the granting by the Government of B.C. of the first geothermal lease in Canada, Lease G1. Crew acquired MCDC that same year and funding was achieved by forming a Joint Venture with the Guy F. Atkinson Company of San Francisco. The original lease was expanded by the provincial government to the present size as lease 44507 in 1994.

GeothermEx Inc. ("GeothermEx") of Richmond, California, a consulting group with worldwide geothermal exploration and engineering experience and two other consulting groups, were commissioned to review the existing database and advise on an exploration plan. Against GeothermEx's advice, well MC-5 was licensed and spudded in late 1994. Temperatures measured at bottom were good, 240°C, but permeability was insufficient for commercial production. In 1995, the Joint Venture suspended further development because of the generally unfavorable market climate for independent power producers in B.C.

The results of the full diameter wells are summarized as follows:

Well MC-1

This well was directionally drilled to a total depth of 3,040 metres ("m"), but temperatures in the bottom 500 m of the well could not be measured due to mechanical obstruction in the hole. The maximum temperature above the obstruction was 243°c. The well encountered a permeable zone at a depth of 1,600 m and a flow test was run from November 1982 until the summer of 1984. From this long-term test, it was concluded that the flow capacity of MC-1 was too low to provide commercial production.

Well MC-2

This well was drilled from the same surface location as MC-1, but directed to the northeast to explore the eastern side of the resistivity anomaly in the hope of finding better permeability. Well temperatures were 25°C to 35°C lower than those found in MC-1 at comparable elevations, and permeability was too low to sustain flow.

Well MC-3

Well MC-3 was drilled to the west-northwest from the same surface location. The temperatures in MC-3 averaged about 40°C, less than those found in MC-1 at comparable elevations, and flow capacity was too low to support commercial production. The disappointing results of MC-3 were attributed to mud damage in a permeable zone.

Well MC-5

A new drilling location was chosen about 1.5 kms. west of the drilling pad used for the MC-1, MC-2 and MC-3 wells. The well MC-5 was directed to the north-north-east and designed to penetrate the fault at a point which would be at the same elevation but 1 km. north of where the fault was thought to have been penetrated by well MC-3. Temperatures in MC-5 averaged about 65°C, lower than those measured in MC-1 at comparable elevation, and again permeability was insufficient for production.

On the basis of its review of the available data, GeothermEx concluded that:

1. the targets of the first three deep wells were too deep to intersect the out-flow plume of the deep reservoir; and

2. well MC-5 encountered the western boundary of the reservoir (also a non-productive area).

Geology

The report on the Meager Creek geothermal resource, prepared by GeothermEx (the "GeothermEx Report") states: "The Mt. Meager volcanic complex is a geologically young volcano that was active from about 2 million years to a few thousand years ago. It lies at the northern end of the Garibaldi Volcanic Belt, which is the northern Canadian, extension of the volcanic Cascade Range in the United States. The volcanic sequences consist of andesitic lava flows and pyroclastic units, and dacite and rhyodacite domes and flows.".

Current and Proposed Exploration and Development Program

GeothermEx was retained as lead consultant and asked to review the data and submit recommendations for a program in an attempt to identify zones with sufficient permeability to supply commercial wells.

After reviewing the historical data, GeothermEx recommended testing of the shallow outflow zone from beneath Pylon Peak on Meager Mountain. In a summary report delivered in July 2001, GeothermEx recommended a program of geophysics and slim hole drilling to verify the outflow model, followed by two large diameter production test wells – a shallow, 800m vertical well and a 2,500m highly deviated well – drilling towards Pylon Peak. .

Phase One: Resource Confirmation

Phase One, to be completed in 2003, is a program of geophysics and small and large diameter drill holes. The geophysics has established the presence of electrically conductive formations that indicate the rock may be fractured and contains water. The presence of water is vital, as it is through the recovery of superheated water that the geothermal heat is brought to the surface. Drill holes are used to measure the temperature of the rock in the area where the geophysics indicates there may be superheated water. If the rock is abnormally hot in the electrically conductive areas, it indicates the water present is flowing from a hotter zone and is a suitable target for production well testing.

The drilling of three small diameter (slim hole) wells was initiated in December 2001 across the inferred outflow plume that was very strongly supported by the geophysics. Well M17 reached a planned depth of 1,189m with a maximum temperature of 196°C. Well M18 was stopped at 660m, short of the planned 1,200m depth, as a result of technical problems in the well. However, a maximum temperature of 212.5°C was recorded at 551m. Well M19 was drilled to 913m with a maximum temperature of 224°C. As this program has been successful in defining the target, the Company is arranging an expansion of the geophysical survey and the drilling of an additional slim hole well along the defined outflow plume.

If positive results are obtained from the second slim hole program, a 'production size' well program will be scheduled to begin in July 2003 and be completed prior to the end of 2003. This program is designed to establish if the flow of superheated water can support a commercial operation. Based on an analysis of the results, the indicated commercial and technical viability of the resource would be determined and a financial feasibility assessment undertaken. It is anticipated that potential power sales contracts and project financing would be pursued concurrently.

Phase Two: Regulatory Approvals and Permitting

On confirmation of project viability through a feasibility study, a Project Approval Certificate Application (PACA) is required to be submitted to the Environmental Assessment Office (EAO) of the B.C. Ministry of Sustainable Development. If accepted for review, the EAO would initiate a potential three-stage review process incorporating an assessment of the engineering, environmental and socio-economic aspects of the project. Applications for relevant permits and licenses governing the construction and operation of the project also would be required subsequent to approval of a PACA.

Phase Three: Financing of Plant Construction

In the final phase, North Pacific proposes to raise the project financing through a combination of debt and equity or seek a strategic alliance with a major independent power producer committed to fund and begin early development of the project.

Risk Factors Relating to the Company's Business

The following are certain factors relating to the Company's business which prospective investors in the Company should consider before deciding whether to purchase securities of the Company.

Likelihood of Profit:

The securities of the Company must be considered highly speculative because of the nature of the Company's business and the early stage of its resource confirmation program. The Company is in the process of developing the Meager Creek Geothermal Project (the "project"), held under a geothermal lease issued for commercial production of electricity and has not yet determined the economic viability of the project. The Company has not realized a profit from its operations to date and there is little likelihood that the Company will realize any profits in the foreseeable future. Any profitability in the future from the Company's business will be dependent upon the economic development of the project which itself is subject to numerous risk factors as set forth herein.

Lack of Financial Resources:

The Company's ability to continue the resource confirmation program in respect to the project will be dependent upon its ability to raise significant additional financing (estimated at $18,000,000 to $20,000,000 within the next 12 to 18 months). The Company has limited financial resources and no cash flow from operations and is dependent for funds on its ability to sell its common shares and share purchase warrants, primarily on a private placement basis, pursuant to the policies of the TSX. To date, the Company has been able to employ this method of financing successfully but there can be no assurance that it will be able to continue to do so. Failure to obtain such additional financing could result in delay or indefinite postponement of development of the project.

Potential of Substantial Dilution:

It is likely that in order to obtain additional funds as needed, the Company will either have to sell additional securities or enter into a joint venture arrangement with a third party to provide the required funding. The effect of either of these alternatives may result in a substantial dilution of the present interests of the Company's shareholders in the project.

Financial Considerations:

The Company's decision as to whether the project should be brought into production will require substantial funds and depend upon the results of its resource confirmation program and feasibility studies, and the recommendations of duly qualified engineers, geologists, or both. This decision will involve consideration and evaluation of several significant factors including but not limited to:

1. the construction of electrical generating facilities and transmission facilities, and entering into acceptable contracts for the sale of the electricity produced;
2. negotiating a satisfactory royalty payment agreement with the government of British Columbia;
3. the availability and cost of financing;
4. ongoing operating costs;
5. market prices for the electricity produced;
6. compliance with environmental regulations and other government regulations; and
7. settlement of aboriginal land claims, if any.

Potential Profitability of the Project Depends Upon Factors Beyond the Control of the Company:

The potential profitability of the project is dependent upon many factors beyond the Company's control; for instance, prices and markets for electricity, and responses to changes in domestic, political, social, and economic environments. The availability and cost of funds to construct a plant and transmission facilities, and other expenses, have become difficult, if not impossible, to project. Adverse weather conditions can also hinder drilling operations. The marketability of electricity will be affected by numerous factors beyond the control of the Company. These factors include the proximity and capacity of transmission lines, market fluctuations of prices, taxes, royalties, and tenure and environmental protection. The extent of these factors cannot be accurately predicted.

Native Land Claims

Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of the prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through the negotiation of treaties. Native groups in British Columbia have claimed substantial portions of the province as land which they own or in which they have a traditional interest and for which they are seeking compensation from various levels of government. A process is now in place within British Columbia to deal with native land claims. These negotiations will be ongoing for a number of years, depending on the commitment of the parties involved and the precedents set by the outcomes of the first settlement agreements. The Company cannot predict whether native land claims in British Columbia will affect its Geothermal Lease or its ability to construct production and transmission facilities and produce electricity therefrom.

Risks Associated with Drilling:

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, avalanches, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. The Company may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on the Company's financial position and operations.

Government Regulation/Administrative Practices.

The Company is subject to numerous and increasingly stringent environmental laws and regulations of general application relating to air emissions, ground water quality, plant and wildlife protection, and the like. Changes to these laws or regulations or the implementation of new laws or regulations could result in additional expenses, capital expenditures, and restrictions and delays in the Company's activities. In addition, if the Company failed to comply with applicable legislation and regulations, its operations could be interrupted, and could be subject to significant liabilities, including fines and other penalties, or require to take remedial action, any of which could entail significant expenditure.

There is no assurance that the laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in Canada or any other jurisdiction, will not be changed, applied or interpreted in a manner which will fundamentally alter the ability of the Company to carry out the development of the project. The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect the Company. Any or all of these situations may have a negative impact on the Company's ability to operate and/or its profitably.

Item 5: Selected Consolidated Financial Information

5.1 Annual Information

The following table summarizes certain selected consolidated data for the last three fiscal years. The financial information is derived from the audited financial statements. The selected financial information should be read in conjunction with the audited consolidated financial statements and the accompanying notes included in the company's latest annual report.

	10 Months Ended December 31/2001 (audited) (1)	12 Months Ended Feb. 28/2001 (audited) (2)	12 Months Ended Feb. 29/2000 (audited) (2)
Interest and other income	$6,493	$616	$537
Expenses			
Administrative costs	$161,495	$98,307	$39,963
Amortization of capital assets	Nil	Nil	$9,322
Net income (loss)	$(155,002)	$698,719	$193,109
Geothermal property	$1,1182,232	$14,426	N/A
Current liabilities			
Accounts payable and accrued charges	$474,848	$28,515	$444,404
Shareholders' equity (deficiency)			
Share capital	$2,387,740	$21,889,085	$21,889,085
Deficit	$(707,548)	$(21,872,084)	$(22,570,804)
Number of shares issued	135,824,590	21,746,032	21,746,032

(1) North Pacific acquired all outstanding common shares of MCDC, a wholly owned subsidiary of Crew Development Corporation ("Crew"), by issuance of 97,378,558 common shares of the Company. Since the former shareholder of MCDC acquired control of the Company through the share exchange, this transaction is accounted for under the purchase method of accounting as a reverse take-over and MCDC is considered to have acquired North Pacific. For accounting purposes, the Company is considered to be the continuation of MCDC, except with regard to the authorized and issued share capital, which is that of the legal parent, North Pacific. As the continuing entity is deemed to be MCDC, share capital of the North Pacific is reduced by $21,505,345 to that of MCDC. Effective December 31, 2001, the Company changed its fiscal year end to December 31.

(2) During the years ended February 28, 2001 and February 29, 2000, South Crofty continued its program of selling the land and mining assets, and it's shares of South Crofty Plc, to third parties at fair market value. The carrying values of these assets had been written down during the year ended February 28, 1999 to their then-estimated net realizable values.

5.2 Dividends

There is no dividend policy at the current time, and there is no intention to change it in the near future. There are no restrictions which could prevent the Company from paying dividends.

Item 6: Management's Discussion and Analysis

For The Year Ended December, 2001

MCDC was inactive during the year ended December 31, 2000. For the fiscal year ended December 31, 2001, the Company incurred a net loss of $155,002, the largest component of this loss were salaries, professional fees, general and administrative costs and rent as the activities of the Company had greatly increased. The salaries, general administrative costs and rent consisted largely of reimbursements charged by Crew for services rendered by it.

On May 2, 2001, the Company entered into an agreement to purchase a 100% interest in MCDC, a British Columbia company 100% owned by Crew, in consideration of the Company issuing to Crew 97,378,558 shares of the Company. On November 22, 2001, the shareholders of the Company approved the proposed acquisition.

On December 3, 2001, the Company raised $2,004,000 in a private placement as part of the North Pacific/MCDC business combination and issued 16,700,000 shares of the Company at $0.12 per share. As at December 31, 2001, the Company had $1,657,539 in its treasury.

During the year ended December 31, 2001, the Company had invested almost $1,200,000 in the development of the Meager Creek Project. The major work undertaken during the year and continuing into Year 2001 was the initial program of three slim holes, designed to demonstrate the presence of high temperature geothermal fluids. The investment during the year was primarily on drilling, technical consultants and project management, road construction and maintenance, and geophysical studies. Total assets as at December 31, 2001 were $3,061,157.

Fiscal Year Ended February 28, 2001 Compared to Fiscal Year Ended February 29, 2000

During the year, the Company disposed of its shareholding in South Crofty PLC. This transaction was concluded after the disposal of all the residual mining assets of South Crofty PLC, to third parties at fair market value, and the discharge of all United Kingdom liabilities. The cost of the shares had been written off in full in the fiscal year ended 28/2/99, as the liabilities substantially exceeded the assets. As a result, South Crofty had income from discontinued operations of $787,570 (2000-$241,858) and net income for the fiscal year of $698,719 (2000-$193,109). Total assets at February 28,2001 were $45,515 (2000- $355,230).

Fiscal Year Ended February 29, 2000 Compared to Fiscal Year Ended February 28, 1999

During the year, the Company continued its program of selling its land and mining assets, which had previously been written down to their estimated net realizable values upon discontinuance of mining operations. These sales, together with ancillary revenue, resulted in income from discontinued operations of $241,858 (1999 - $(1,773,525)) and net income for the fiscal year of $193,109 (1999 - $(2,361,414)).

Total assets at February 29, 2000 were $355,230 (1999 - $850,504).

The following financial information is for each of the last eight quarters of the Company ending December 31, 2001:

	FYE 2001				FYE 2000			
	The Period Ended Dec. 2001*	**3rd Qtr. Nov. '01**	**2ndQtr. Aug. '01**	**Qtr. May '01**	**4th Qtr. Feb. 2001**	**3rd Qtr. Nov. '00**	**2ndQtr. Aug. '00**	**1st Qtr. May '00**
Net Sales or Total Revenues	3,663	2,505	164	161	226	144	124	122
Total Assets	3,061,157	2,956,633	83,437	48,780	45,515	246,399	273,249	333,455
Net Income (Loss)	(97,561)	(38,108)	(18,347)	(986)	732,744	360	(93,311)	58,926
Net Income (Loss) Per Common Share	(0.00)	(0.00)	(0.00)	(0.00)	0.03	0.00	(0.00)	0.00

* **The Company changed its year end from February 28 to December 31 upon completion of the acquisition of MCDC, which has been accounted for as a reverse takeover. Accordingly, the 4th period relates only to activities during December 2001.**

Item 7: Market for Securities

North Pacific's common shares are listed for trading on the TSX. The trading symbol is "NPP".

Item 8: Directors and Officers

8.1 Name, Address, Occupation and Security Holding

Name, Municipality of Residence and Position	Principal Occupation or Employment During the Past 5 Years	Previous Service as a Director
John M. Darch, West Vancouver, B.C. Chairman of the Board/Director	Vancouver-based businessman. Prior experience includes officer and director of Crew Development Corporation from Sept. 1986 to March 2000 and Asia Pacific Resources Ltd. from 1987 to April 2002, Chairman of North Pacific GeoPower Corp. from December 2001 to present.	2001
Kenneth MacLeod West Vancouver, B.C. President/Chief Executive Officer/Director	Vancouver-based businessman with over 20 years of executive experience in exploration and development companies. Prior experience includes project management expertise in the resource sector. President, Chief Executive Officer and Director of International Panorama Resource Corp. from 1994 to present. President and Chief Executive Officer, North Pacific GeoPower Corp. from December 2001 to present	2001
Jan Vestrum London, U.K. Director	President & CEO, Crew Development Corporation since March 3, 2002. Previously acted as senior executive in the resource and technology sectors, and corporate finance for companies such as Schlumberger, Baker Hughes, Merrill Lynch and Christiana Bank (Nordea Bank from 2001). Also previously acted as Chairman and CEO of Concept SA France.	2001
Mory Ghomshei Vancouver, B.C. Director	Research engineer/adjunct professor, University of British Columbia, with extensive experience on the Meager Creek Project since 1983.	2001
John Patrick Copeland South Delta, B.C. Director	President, Copeland Insurance, from Aug. '80 to date	2001
George R. Brazier Vancouver, B.C. Secretary	Barrister and Solicitor and Partner, DuMoulin Black	2001

The Directors and officers of North Pacific, as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 237,224 shares or 0.2% of the 135,824,590 issued shares of the Company. Crew Development Corporation is the beneficial owner of 117,679,381 shares of the Company or 86.6% of the issued shares as at the date hereof.

The term of the Directors expires at the next Annual General Meeting of the shareholders of North Pacific.

The Board of Directors of North Pacific has constituted one Committee, an Audit Committee. The Audit Committee consists of three members, namely, Kenneth MacLeod, Morteza Ghomshei and John P. Copeland.

8.2 Corporate Cease Trade Orders or Bankruptcies

No Director, officer or other member of management of the Company is, or within the five years prior to the date hereof has been, a Director, officer, promoter or other member of management of any other company that, while that person was acting in the capacity of a Director, officer, promoter or other member of management of that company, was the subject of a cease trade order or similar order or an order that denied the company access to any statutory exemptions for a period of more than thirty consecutive days was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that proposed Director, officer or promoter.

8.3 Penalties or Sanctions

No Director, officer or other member of management of the Company has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

8.4 Personal Bankruptcies

No Director, officer or other member of management of the Company has, during the five years prior to the date hereof, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5 Conflicts of Interest

Other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its Directors, officers or other members of management of the Company as a result of their outside business interests, except that Jan Vestrum is a Director and officer of Crew Development Corporation, which is the controlling shareholder of the Company. In addition, certain individuals may serve as Directors, officers, promoters and members of management of other public companies, and, therefore, it is possible that a conflict may arise between their duties as a Director, officer or member of management of the Company and their duties as a Director, officer, promoter or member of management of such other companies.

The Directors and officers of the Company are aware of the existence of laws governing accountability of Directors and officers for corporate opportunity and requiring disclosures by Directors of conflicts of interest and the Company will rely upon such laws in respect of any Directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its Directors or officers. All such conflicts will be disclosed by such Directors or officers in accordance with the *Company Act* (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Item 9: Additional Information

9.1 Additional Information

The following documents may be obtained upon request made to North Pacific at info@npgeopower.com or visiting the Sedar Public Document Site at www.sedar.com:

i. this Annual Information Form and the pertinent pages of any document incorporated by reference in this document,

ii the Annual Report of North Pacific for its most recently completed financial year (being the financial year ended December 31, 2001) and the most recent interim financial statements of North Pacific, if any, that have been filed with the British Columbia Securities Commission for any period subsequent to the end of its most recently completed financial year, and

iii. the Management Information Circular of North Pacific in respect of its Annual Meeting of shareholders to be held on June 28, 2002.

North Pacific may require the payment of a reasonable charge if it receives a request for one of the documents referred to in clauses i, ii and iii from a person or company who is not a shareholder of North Pacific.

Additional information relative to North Pacific, including information pertaining to Directors' and officers' remuneration and indebtedness, principal holders of North Pacific's shares, and interests of insiders in material transactions, if applicable, is contained in the Management Information Circular of North Pacific in respect of its Annual Meeting of shareholders to be held June 28, 2002, and the Annual Report of North Pacific for its most recently completed financial year.